December 31, 2009[1]

MMR Information Systems, Inc.   Unis-TongHe Technology (Zhengzhou) Co., Ltd.
2934 ½ Beverly Glen Circle, #702   South Shangdu Avenue, New County Seat
Los Angeles, California 90077   Zhongmou, Zhengzhou, Henan

    Re: *UNIS-TONGHE MMRIS TECHNOLOGY SERVICE GROUP (HENAN) CO., LTD.*

This letter agreement is with regard to that certain UNIS-TongHe Medical Technology Service Group (Henan) Co., Ltd. Cooperation Agreement, dated December 31, 2009 (the "Agreement"), between Unis-TongHe Technology (Zhengzhou) Co., Ltd. ("Party A") and MMR Information Systems, Inc. ("Party B").

Party A and Party B hereby agree as follows:

Article 1:   Party B's obligation to provide any cash or marketable securities to the Equity JV shall be subject to the fulfillment of the following conditions (which conditions must continue to be in effect each time Party B is required to contribute any cash or marketable securities to the Equity JV):

    (a)   The Board of Directors of the Equity JV shall have been fully established and all members of the Board shall have been appointed, as mutually agreed to between Party A and Party B.

    (b)   The management of the Equity JV shall have been appointed, as mutually agreed to between Party A and Party B.

    (c)   At the time each contribution is due, the goals, objectives and budget for the Equity JV shall have been determined, as mutually agreed to between Party A and Party B and, at such time, the Equity JV shall have met such budget, goals and objectives.

    (d)   At the time each contribution is due, the Equity JV shall be in compliance with all applicable laws, rules and regulations.

    (e)   At the time each contribution is due, the Equity JV shall be in compliance with its agreement set forth in Article 2 below.

Article 2:   The Equity JV shall provide to Party B all financial statements (which shall be prepared in accordance with United States Generally Accepted Accounting Principles) and other financial and other information, as designated from time to time by Party B, to the extent necessary to enable Party B to comply with its reporting obligations (financial and otherwise) under applicable United States Securities Laws [***]. The Equity JV shall also provide Party A and Party B with immediate access to all financial and other records relating to the Equity JV that either Party may need to fulfill its reporting and other obligations under applicable laws.

Article 3:   Of Party A's 60% share of the Equity JV, Party A shall allocate [***] to hospitals and other third parties who provide services or other benefits to the Equity JV, as determined from time to time by Party A. [***]

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[1] [***]: Certain confidential information contained in this document marked with [***] has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Party A: Unis Tonghe Technology (Zhengzhou) Co., Ltd (Common Seal)

Legal Representative:＿＿＿＿＿＿＿＿(Signature)

Date:
Place: Beijing, China

Party B: MMR information Systems, Inc.

Legal Representative: ＿＿＿＿＿＿＿＿(Signature)

Date:
Place: Beijing, China